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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities and Exchange Act of 1934 or Suspension of Duty to File reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


                          COMMISSION FILE NO. 333-9532

BEAR STEARNS ASSET BACKED SECURITIES, INC. (AS DEPOSITOR UNDER THE DEPOSIT TRUST AGREEMENT, DATED APRIL 1, 1999, PROVIDING FOR THE ISSUANCE OF THE AMERICAN RESIDENTIAL EAGLE BOND TRUST MORTGAGE BACKED LIBOR NOTES, CLASS A,
                                 SERIES 1999-1)

                      BEAR STEARNS ASSET BACKED SECURITIES
                    (Exact name as specified in its charter)


                                 245 Park Avenue
                               New York, NY 10167
                                 (212) 272-4095
               (Address, including zip code and telephone number,
        including area code, of registrant's principal executive office)

                                      NONE
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


        Please place an X in the box(es) to designate the appropriate rule provision relied upon to terminate or suspend the duty to file reports:

             Rule 12g-4(a)(1)(i)   [ ]   Rule 12h-3(b)(1)(ii) [ ]
             Rule 12g-4(a)(1)(ii)  [ ]   Rule 12h-3(b)(2)(i)  [ ]
             Rule 12g-4(a)(2)(i)   [ ]   Rule 12h-3(b)(2)(ii) [ ]
             Rule 12g-4(a)(2)(ii)  [ ]   Rule 15d-6           [ ]
             Rule 12h-3(b)(1)(i)   [X]



        Approximate number of holders of record as of the certification or notice date:

                                    Ten (10)



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        Pursuant to the requirements of the Securities Exchange Act of 1934,
American Residential Eagle, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: November 14, 2000            BEAR STEARNS ASSET BACKED
                                    SECURITIES INC.



                                    By:    /s/ Patricia A. Jehle
                                       ----------------------------------------
                                    Name:  Patricia A. Jehle
                                    Title: Chief Financial Officer